UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: (Date of earliest event reported): February 14, 2023

Calyxt, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38161	27-1967997
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2800 Mount Ridge Road

Roseville, MN 55113-1127

(Address and zip code of principal executive offices)

(651) 683-2807

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.0001 per share	CLXT	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

As previously disclosed, on January 13, 2023, Calyxt, Inc, (“Calyxt”) and Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cibus Global LLC, a Delaware limited liability company (“Cibus”) and certain blocker entities identified in the Merger Agreement. As a result of the transactions contemplated by the Merger Agreement, pre-closing Calyxt stockholders are expected to own approximately 5.0% of issued and outstanding common stock of the resulting public company, which will be renamed Cibus, Inc., and pre-closing holders of Cibus membership units and warrants are expected to own approximately 95.0% of the issued and outstanding common stock of resulting public company, in each case subject to certain limitations, dilution, and adjustments contemplated in the Merger Agreement.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference is the form of an investor presentation to be used by Calyxt and Cibus to discuss the transaction with certain of Calyxt’s and Cibus’ securityholders and other persons. The information furnished in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor shall such information be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

The information included in this Current Report on Form 8-K and the materials incorporated by reference herein include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the transactions, the ability of the parties to the merger agreement to consummate the transactions, the benefits of the transactions, Calyxt’s future financial performance (including its liquidity and capital resources and cash runway), the combined company’s future performance following the transactions, and the potential for global regulatory developments, as well as Calyxt’s, Cibus’s and the combined company’s respective strategies, future operations, financial positions, prospects and plans as well as the objectives of management are forward-looking statements. Words such as “expects,” “continues,” “may,” “will,” “approximately,” “intends,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on the current expectations and assumptions of Cibus’s and Calyxt’s management about future events and are based on currently available information as to the outcome and timing of future events. Forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Calyxt and Cibus. These risks include, but are not limited to, (i) the risk that the conditions to the closing of the proposed Transactions are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed Transactions in a timely manner or at all, (ii) uncertainties as to the timing of the consummation of the proposed Transactions, (iii) risks related to Calyxt’s capital resources and the ability of Calyxt and Cibus, respectively, to correctly estimate and manage their respective operating expenses and expenses associated with the proposed Transactions, (iv) risks related to Calyxt’s continued listing on the Nasdaq Capital Market until closing of the proposed Transactions, (v) risks associated with the possible failure to realize certain anticipated benefits of the proposed Transactions, including with respect to future financial and operating results; (vi) uncertainties regarding the impact that any delay in the Closing would have on the anticipated cash resources of the combined company upon Closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (vii) the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; (viii) the possible effect of the announcement, pendency or completion of the Merger on Calyxt’s or Cibus’s business relationships, operating results and business generally; (ix) risks related to unexpected costs related to the Merger; (x) the potential for, and uncertainty associated with the outcome of, any legal proceedings that may be instituted against Calyxt or Cibus or any of their respective directors or officers related to the Merger Agreement or the Transactions; (xi) risks associated with the ability of Calyxt and Cibus to protect their respective intellectual property rights; (xii) the potential impact of competitive responses to the proposed Transactions and changes in expected or existing competition; (xiii) the possibility that Calyxt, Cibus or the combined company may be adversely affected by other economic, business, or competitive factors; (xiv) risks associated with the loss of key employees of Calyxt or Cibus; (xv) risks associated with changes in applicable laws or regulations and the potential impact of such changes on Calyxt’s, Cibus’s or the combined company’s ability to advance product development and commercialization; and (xvi) other risks and uncertainties identified from time to time in documents filed or to be filed with the SEC by Calyxt or the combined company, including those discussed in the “Risk Factors” section of Calyxt’s Annual Report on Form 10-K, which was filed with the SEC on March 3, 2022, and Quarterly Reports on Form 10-Q, which were filed with the SEC on August 4, 2022 and November 3, 2022, respectively. Should one or more of the risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. In addition, the forward-looking statements included in this Current Report on Form 8-K represent Calyxt’s and Cibus’s views as of the date hereof. Calyxt and Cibus anticipate that subsequent events and developments will cause the respective company’s views to change. Calyxt and Cibus specifically disclaim any obligation to update such forward-looking statements in the future, except as required under applicable law. These forward-looking statements should not be relied upon as representing Calyxt’s or Cibus’s views as of any date subsequent to the date hereof.

Important Additional Information

In connection with the proposed transactions, Calyxt has filed materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (the “Form S-4”), which includes a proxy statement of Calyxt for the stockholders of Calyxt and that will serve as a prospectus of Calyxt and an information statement of Cibus, and other documents relating to the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALYXT, CIBUS AND THE PROPOSED TRANSACTIONS. After the Form S-4 is declared effective, the definitive proxy statement included in the Form S-4 will be mailed to Calyxt stockholders as of a record date to be established for voting on the matters to be considered at the Calyxt special meeting of stockholders being held in connection with the Transactions. The Form S-4, the proxy statement/prospectus included therein, and other materials filed by Calyxt with the SEC may be obtained free of charge from the SEC’s website (www.sec.gov) or from Calyxt by directing a request to: Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113.

Participants in the Solicitation

Calyxt, Cibus and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed Transactions under the rules of the SEC. Information about the directors and executive officers of Calyxt is set forth in Calyxt’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 3, 2022, and its definitive proxy statement for its 2022 Annual Meeting of Shareholders, which was filed with the SEC on April 19, 2022.

Other information regarding persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation and a description of their interests in the transaction, by security holdings or otherwise, are included in the proxy statement/prospectus included in the Form S-4 and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Calyxt or the SEC’s website, as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K and the materials incorporated by reference herein shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Calyxt, Cibus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Investor Presentation, dated February 14, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Calyxt, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 14, 2023

CALYXT, INC.

By:	/s/ Michael A. Carr
Name:	Michael A. Carr
Title:	President and Chief Executive Officer

Exhibit 99.1 D R I V I N G T R A I T & B R E E D I N G I N N O VAT I O N™ Company Introduction F e b r u a r y 2 0 2 3

“Investing in seed innovation is one of the best ways to ensure food security.” - Bill Gates 2 2

Key Management Team Rory Riggs Greg Gocal, PhD Peter Beetham, PhD CHIEF EXECUTIVE CHIEF SCIENTIFIC OFFICER CHIEF OPERATING OFFICER EXECUTIVE VICE PRESIDENT OFFICER PRESIDENT CO-FOUNDER CHAIRMAN CO-FOUNDER CO-FOUNDER Noel Sauer, PhD Wade King, MD Rosa Cheuk Kim, JD SENIOR VICE PRESIDENT CHIEF FINANCIAL SENIOR VICE PRESIDENT HEAD OF R&D OFFICER LEGAL 3 3 3

is in The Trait Business Background FOUNDED EMPLOYEES 2001 ~200 Products HEADQUARTERS Productivity traits Plant traits that improve yields San Diego, CA and/or lower costs such as chemicals Sustainable ingredients Major oil crops Customers Seed Companies SOYBEAN CANOLA Farmers pay for Seed Co’s Traits - Seed Co’s pay Trait Royalties to Trait Co’s for Trait IP Major grain crops Consumer, Pharma, Energy Co’s Renewable Low-Carbon Inputs CORN RICE Technology Gene Editing WHEAT Proprietary Gene Editing Technology OVER 400 ISSUED OR PENDING PATENTS 4 4

See: Cibus.com for Announcement & Details https://www.Cibus.com/press-release.php Merger Combines Key Technologies in Gene Editing Productivity Traits Sustainable Ingredients Gene Edited Plants Plants, Micro-Organisms Oil Seeds Cereals Yarrowia Plant Cell Matrix (Both) (Both) (Cibus) (Calyxt) 5

Technology & Business The Trait Machine™ Cibus’ Patented Gene Editing Platform ➢ Changes the Scale, Speed & Accuracy of breeding ➢ Scale materially shortens timelines to develop & commercialize Traits ➢ Changes the Opportunity Set 6

Cibus is Leader in Foreign DNA / Gene Edit Transgene Insertion Gene Edited Traits CibusRTDSTrait Technology GMO Trait Technology Genetic Modification w/o (non-GMO RTDS®* Technology Genetic Modification integrating integrating Foreign DNA/Transgene Foreign DNA/Transgene w/o integrating Foreign DNA) Trait Product is “Nature Identical” PROCESS PROCESS Foreign DNA or Transgene No Foreign DNA or Transgene integrated in Editing Process Integrated in Editing Process TRAIT PRODUCT TRAIT PRODUCT Final Product has Foreign Material Final Product is “Nature identical” (*) The above charts shows the difference between GMO Trait Technology and RTDS’s trait technology. These differences are central to a global regulatory movement to regulate Gene Editing similarly to traditional breeding. In the US, 7 South America and certain key markets, RTDS technology is not regulated as GMO.

RTDS Enables the Trait Machine An Industrial Scale End-to-End Semi-Automated Gene Editing (Breeding) Process “Nature Identical” Traits Traits from the Trait Machine “Step Change in Breeding” are indistinguishable from nature (or, breeding). Bio-Mfg. Standards Pharma Standard Quality Control & Assurance. RTDS 8

The Trait Machine The Step Change in Breeding Happens Two Ways #1– Prototyping: Accelerates Development & Proof of Concept. #2– Production: Accelerates Speed to Market by Editing Directly in Elite Germplasm. Trait Machine Trait Machine directly Once a trait is developed, Trait Machine accelerates edits a customer’s accelerates prototyping or time to commercialization. testing of different traits. elite germplasm. 9

Business Model: Traits Distributed in Seeds by Seed Co’s Seed Companies in-license productivity traits and pay traits royalties E.G.: In 2018, Corteva disclosed that they pay ~$750 million in Trait Royalties.(*) WHO TURN TO TURN TO Farmers Seed Companies Plant Trait Developers Challenged by the impacts of Seed germplasm & crop specific Develop productivity traits and Environment & Climate change productivity traits drive crop license Trait IP to Seed Co’s. performance and competition. Seed Co’s pay Trait Co’s Royalties Farmers pay Seed Co’s trait fees for IP associated with Traits within total cost charged for seed. and/or germplasms. 10 10

Economics*: Farmers Pay Seed Co’s Fees for Productivity Traits Seed Co’s Pay Trait Co’s Royalties for Trait IP Major Crops (NA&SA) Trait Fees ~ 400 MILLION ACRES The Trait Business $2.1B Soybean ➢ Accessible Acres ~400 MM $1.0B Cotton ➢ Trait Fee Acres > 300 MM Est. 2020 $0.4B TRAIT FEES ➢ Avg. Trait Fee/Acre Canola by Crop $10-$15/Acre (Weeds & Insects) ~$8 B $0.2B ➢ Est. 2020 Trait Fees Other > $8 Billion $4.1B Corn (1) Source: Company estimates, BCG, FDA.gov., AgbioInvestor 2021. (2) 2020 Traits fees are predominantly for GMO-based traits in North & South America * See slide 21 regarding data assumptions in this presentation. 11 11 Trait Fee Pricing is based on Trait Specific Economics 11

Productivity Impacted Scale Solutions Limited for FOOD SUPPLY CHALLENGE a Problem > 1B Acres by Climate Change The Sustainable Supply Heat & Humidity of the Major Crops ORGANIC FARMING Impacting: Low productivity, no scale These 5 crops: Corn, Wheat, VERTICAL/INDOOR FARMING Drought Rice, Soybean & Canola provide Impractical for Major Crops Diseases of our SOIL MGMT. TECHNOLOGIES 90% proteins and Important but selective & customized Pests of our 70% vegetable oils GENE EDITING Weeds Productivity Traits: The 5 Crops are grown on Applicable to multiple crops, Fertilizer Supply change economics at scale over 1 billion acres 12

The Plan:
Address Major Challenges at Scale

Many areas like disease resistance & climate traits are now real targets.
As a Multi-crop platform, Cibus can launch in multiple crops simultaneously.

Resistance Traits

DISEASE RESISTANCE
Able to resist or fight disease pathogens. Reduces fungicide use.

INSECT RESISTANCE
Able to resist specific pests or insects. Reduces pesticide use.

Efficiency Traits

NUTRIENT PROCESSING
Able to better process available nutrients. Reduces fertilizer needs.

AGRONOMY
Physiological traits that improve yields and farmability



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The Plan: Collaborate with Partners to Develop New Traits Goal: To be an Extension of Partner’s Breeding Program Soybean Canola Rice MM MM MM TAM TAM TAM 190 ACRES ACRES 11 ACRES 46 Leading Rice Seed Co. NOTE: TAM - Total Addressable Market includes just hybrid crops in North America, South America and Europe. Across the three crops, 14 there are 35 million European acres included above. These acres are dependent on the proposed change in EU legislation.

Product Review Six Unique Traits that are Developed or Advanced 3 Traits beginning commercialization Pod Shatter HT3 HT1 Reduction Rice Rice Canola 3 Traits in advanced development Sclerotinia Nutrient Use HT2 White Mold Efficiency Canola Rice Canola Pipeline Disease Pests Climate 15

3 Traits Being Launched

1st Crops: Canola & Rice*

- Cibus already has 11 customers with est. acreage ~20 MM acres.
- All 3 have been determined not to be regulated articles through **USDA APHIS "Am I Regulated" (now the SECURE Process)** for regulating gene edited products.



Trait #1:
Pod Shatter Reduction
AGRONOMIC

CANOLA Strengthens sheath that holds oilseed from wind and rain

Addressable Acres	~ 46 MM
Est. Cibus Trait Acres	~ 25 MM
Est. Avg. Trait Royalty	$5-$10/Acre



Trait #2:
HT1
WEED CONTROL

RICE Tolerant to important herbicide with broad spectrum weed control

Addressable Acres	~ 11 MM
Est. Cibus Trait Acres	~ 4 MM
Est. Avg. Trait Royalty	$20-$30/Acre



Trait #3:
HT3
WEED CONTROL

RICE Tolerant to important herbicide for annual grasses like barnyardgrass

Addressable Acres	~ 11 MM
Est. Cibus Trait Acres	~ 3 MM
Est. Avg. Trait Royalty	$20-$30/Acre

* See slide 21 for data sources & assumptions.

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Lead Trait: PSR

Pod Shatter Reduction (PSR) - Canola/WOSR

Quantifiable Savings & Pricing, Recently Issued Product Patent*



Increasing Farmers' Yields by Reducing Pod Shatter

PSR: Strengthens sheath That holds oil seeds.

POD Shatter Reduction

Canola/WOSR sheaths (pods) shatter in rain/high winds, causing yield losses of **10% or more.**

PSR **reduces pod shatter** *and associated seed losses*

Commercial Progress: Developed & Transferring

10	Initial Seed Co. Customers
~20 MM	Est. Initial Customer Acres
2023	Est. Transfer
2025	Est. Commercial Launch

The PSR Market

Accessible Acres
~46 MM

Est. Trait Fee Acres
~25 MM

Est. Trait Royalty
~$5-$10/Acre

Est. Trait Fees
$175 MM

Photo credit to the Canola Council of Canada

* See slide 22 for data sources & assumptions.

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Crop Strategy: Multi-Trait Crops

Strategy: Within a Crop, Build a Pipeline of Stacked Traits Available to Each Customer

Multiple Traits Increases Trait Specific Acres for the Specific Crop

Cibus has a Multi-Trait Pipeline for Canola

Canola
OSR
~46 MM Acres

	Est. Cibus Trait Acres*	Est. Trait Royalty*
Pod Shatter (PSR)	25 MM	$5-$10/Acre
Sclerotinia Resistance	30 MM	$5-$10/Acre
Herbicide Tolerance #2	20 MM	$5-$10/Acre
Herbicide Tolerance #1	15 MM	$5-$10/Acre
Nutrient Use Efficiency	46 MM	$10-$15/Acre
***Sclerotinia*, HT#2, HT#1 & NUE (in dark gray) are Multi-Crop Traits**	**~140 MM** Cibus Trait Fee Acres	**~$30-$55/Acre** Potential Royalty per Customer

Photo credit to the Canola Council of Canada

- Trait Fee Pricing is based on Trait Specific Economics. See slide 21 for additional data sourcing & assumptions.

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Trait Strategy: Multi-Crop Traits EST. CIBUS TRAIT ACRES Strategy: Build a Pipeline of Stacked Traits Available to Multiple Crops Multiple Crops Increase the Potential Addressable Acres for Each Trait SPECIALTY TRAITS ~30 MM Cibus’ Multi-Crop Traits are Applicable to the Major Crops* * See slide 21 for data sources & assumptions. MULTI-CROP TRAITS ~640 MM 19 19 19

Business Strategy:

- ➢ Build Trait Machine Capabilities for all Major Crops
- ➢ Build Family of Important Traits Applicable to Multiple Crops

Major Crops (NA&SA)

~ 400 MILLION ACRES


Trait Fees
$2.1B Soybean
$1.0B Cotton
$0.4B Canola
$0.2B Other
$4.1B Corn
Est. 2020 TRAIT FEES by Crop ~$8 B

Trait Business Scale

- ➢ Major Traits are Applicable to Multiple Crops
- ➢ Trait Royalties are Paid for Each Trait for its Specific Economics
- ➢ Est. 2020 Trait Fees Across Multiple Crops: ~ $8 Billion

See slide 21 regarding data assumptions in this presentation.
Current 3rd party trait market is primarily GMO traits.

Goal: Global Revenues Diversified by Crops & Traits

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Disclaimer

Securities Law Matters
This presentation shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of securities, nor shall any securities of the Company be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this presentation is truthful or complete. Any representation to the contrary is a criminal offense.

Forward Looking Statements
This presentation contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, the expected timetable for development of certain crop traits and our future financial performance, including our operations, economic performance, financial condition, prospects and other future events. These forward-looking statements are only predictions and are largely based on our current expectations. These forward-looking statements appear in a number of places in this Presentation. In addition, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. These risks may cause our actual results, levels of performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward- looking statements.

Industry and Market Data
Information about market and industry statistics contained in this presentation is included based on information available to the Company that it believes is accurate in all material respects. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. The Company has not reviewed or included data from all sources, and the Company cannot assure potential investors of the accuracy or completeness of the data included in this presentation. Forecasts and other forward-looking information obtained from these sources, including estimates of future market size, revenue and market acceptance of products and services, are subject to the same qualifications and the additional uncertainties accompanying any forward-looking statements.

Acreage Data
This presentation has 2 available acreage calculations: TAM-Total Accessible Acres and Trait Fees Acres. These are based on the company's estimate of total hybrid acres available in: North America, South America & Europe for each crop. European acres are not currently accessible. These acres depend on a favorable outcome of the current EU Parliamentary process. They are shown to show the potential increase in available acres if the EU were to pass the proposed legislation. The EU is expected to address these changes in 2023.

Intellectual Property
"Cibus," "RTDS," "Rapid Trait Development System," "FALCO," "SU Canola," "Nucelis," "ASAP," "A Different Breed," "Trait Machine," "Inspired by Nature," "Driving Sustainable Agriculture," "Reshaping Crop Protection," "Reinventing Trait Development", "Timebound & Predictable", "Driving Trait & Breeding Innovation", the Cibus logo and other trademarks or service marks of Cibus appearing in this presentation are the property of Cibus. Trade names, trademarks and service marks of other companies that appear are the property of their respective holders and do not imply a relationship with, or endorsement or sponsorship of us, by these other companies. Solely for convenience, trademarks and trade names in this presentation appear without the ™ and ® symbols, but any such failure to appear should not be construed as indicating that their respective owners will not assert their rights with respect thereto.

Company Data & Projections

1. Developed means validated field trials (Canola PSR, rice HT1, HT3); Advanced development means editing process underway with known edit targets. Launching means sending or preparing to send to customers (Canola PSR)
2. TAM, 2032 & Est. Peak Sales are company estimates. There can be no assurance future projections can be achieved.

3rd Party Data

1. Trait Fee information are 2020 estimates based on data from Agbioinvestor, US Gov., BCG and 3rd party consultants. Traits are predominantly GMO traits.
2. Corteva, Nutrien, Royalty Pharma are 2021 operating income from Company filings with SEC.

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